Alpine Auto Brokers Inc.	46 Reeves Road, Pakuranga 2010, New Zealand

October 27, 2023

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	Alpine Auto Brokers Inc. Request to Withdraw Registration Statement on Form S-1 File No. 333-273119

Ladies and Gentlemen,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Alpine Auto Brokers Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-273119), together with all exhibits and amendments thereto (the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement based on costs being incurred. No securities were sold pursuant to the Registration Statement.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Should you have any questions regarding the withdrawal, please contact Matthew McMurdo at (917) 318-2865.

Thank you for your assistance in this matter.

Very truly yours,

/s/ Yufeng Zhang
Yufeng Zhang